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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              The Dress Barn, Inc.
                              --------------------
                       (Name of Subject Company (Issuer))

                              The Dress Barn, Inc.
                              --------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   261570-10-5
                                   -----------
                      (CUSIP Number of Class of Securities)

                                 David R. Jaffe
                              The Dress Barn, Inc.
                                30 Dunnigan Drive
                             Suffern, New York 10901
                                 (845) 369-4500
                       (Name, address and telephone number
                   of person authorized to receive notices and
                   communications on behalf of filing person)

                                   Copies to:
                              Steven L. Kirshenbaum
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE

            Transaction Valuation*            Amount of Filing Fee
                   $136,000,000                   $12,512

*    Estimated for purposes of calculating the amount of the filing fee only.
     The amount assumes the purchase of a total of 8,000,000 shares of the outstanding common stock, par value $.05 per share, at a price per share of $17.00 in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



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
Amount Previously Paid:    N/A                     Filing Party:     N/A
                       ----------                               ------------
Form or Registration No.:  N/A                       Date Filed:     N/A
                       ----------                               ------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]





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         This Tender Offer Statement on Schedule TO relates to the offer by The
Dress Barn, Inc., a Connecticut corporation ("Dress Barn"), to purchase up to
8,000,000 shares of common stock, par value $.05 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash, without interest. Dress Barn's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19,
2002 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on
Schedule TO is intended to satisfy the reporting requirements of Rule
13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.





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Item 1.  Summary Term Sheet.

         The information set forth in the Summary in the Offer to Purchase by Dress Barn, dated September 19, 2002 (the "Offer to Purchase"), attached hereto as Exhibit 99(a)(1)(i), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The information set forth in "Introduction" and Section 10
("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the cover page and in the last paragraph of "Introduction" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 8 ("Price Range of Shares;
Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) This Tender Offer Statement is filed by the subject company. The information set forth in Section 10 ("Certain Information Concerning Us") and
Section 11 ("Interests of Directors and Executive Officers; Transactions and
Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

             -  Section 1 ("Terms of Offer");

             -  Section 2 ("Recent Developments; Purpose of the Offer; Certain
                Effects of the Offer");

             -  Section 3 ("Procedures for Tendering Shares");

             -  Section 4 ("Withdrawal Rights");

             -  Section 5 ("Purchase of Shares and Payment of Purchase Price");

             -  Section 11 ("Interests of Directors and Executive Officers;
                Transactions and Arrangements Concerning the Shares");

             -  Section 13 ("Certain U.S. Federal Income Tax Consequences"); and

             -  Section 14 ("Extension of the Offer; Termination; Amendment").



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         (b) The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") of the
Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") of the
Offer to Purchase is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a), (b) and (c) The information set forth in Section 2 ("Recent
Developments; Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

         (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the
Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

         Not applicable.

Item 11. Additional Information.

         (a) The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.



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         (b) The information set forth in the Offer to Purchase and Letter of
Transmittal is incorporated herein by reference.

Item 12.  Exhibits.

         The index to exhibits appears on the page immediately following the signature page of this Schedule TO.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      THE DRESS BARN, INC.


                                      By /s/ Armand Correia
                                         ---------------------------------------
                                            Name:  Armand Correia
                                            Title: Senior Vice President and CFO

                                      Date: September 19, 2002







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                                  EXHIBIT INDEX

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

Exhibit No.
-------------

99(a)(1)(i)     Offer to Purchase, dated September 19, 2002

99(a)(1)(ii)    Letter of Transmittal (including Guidelines for Certification of
                Taxpayer Identification Number on Substitute Form W-9)

99(a)(1)(iii)   Notice of Guaranteed Delivery

99(a)(1)(iv)    Letter to Participants in the 401(k) Profit Sharing Retirement Savings Plan

99(a)(1)(v)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99(a)(5)(i)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                and other Nominees

99(a)(5)(ii)    Letter to Shareholders, dated September 19, 2002

99(a)(5)(iii)   Summary of Advertisement

(b)             None

(d)             None

(g)             None

(h)             None
